Exhibit 99.3

328 – 550 Burrard Street
Vancouver, BCV6C 2B5
P: 604-899-5450
F: 604-484-4710

News Release	No. 12-232
September 17, 2012

Significant New Intercepts Expand the Waterberg Platinum Discovery

Platinum Group Metals Ltd, (PTM-TSX, PLG-NYSE.MKT) announces that drilling at the Waterberg has significantly expanded the new discovery area of layered mineralization outside of the declared inferred resources of 6.6 million ounces announced September 5 2012 (See Tonnes and Grade detailed below). The initial resource covers a strike length of 1.8 kilometres on the T layers and 2.8 kilometers on the F layers.

Intercepts have been made on the T1 and T2 layers that expand the area for approximately 1.5 kilometers northeast from the initial resource area and on the FH and FP the layers new intercepts have also expanded this area for approximately 1.5 kilometers. Drilling continues approximately 3 kilometers north east of the resource area for the FH and FP mineral resource. The Bushveld Complex has been intercepted in this 3 km expanded drilling. The significant intercepts are detailed below.

The Waterberg mineralization represents an important new area of the Bushveld Complex of South Africa. Drilling continues with 10 machines. A mineral resource update will be considered in the next one to two months.

Platinum Group, with a 49.9% direct and indirect interest in the Waterberg property, made the discovery in partnership with the Japan Oil, Gas and Metals National Corporation (“JOGMEC”). JOGMEC holds a direct 37% interest in the Waterberg property. JOGMEC funded the initial US$3.2 million of exploration expenses at Waterberg and Platinum Group is the operator of the project.

Detail

The following intercepts are presented as significant results for potential resource expansion. Individual confirmation holes and additional defections that are in progress that do not materially change the current resource area and are inside the resource area, are not presented on a hole by hole basis.

WB 028 extends the F layers 1.5 kilometers. The T layers have been interpreted as being truncated against the Waterberg sediments 500m toward the west of this hole.
WB 027 extends the T layers by 1.5 kilometers and the F layers have been confirmed as intercepted with assays pending
WB 030 extends the T layers beyond the resource area at depth and drilling to the F layers is in progress.

PLATINUM GROUP METALS LTD.	…2

Hole Number	FROM m	TO m	ZONE	Interval (m)	2PGE+Au g/t	Pt g/t	Pd g/t	Au g/t
WB027D0	579.50	581.50	T1	2.00	3.33	1.06	2.09	0.18
WB027D0	604.50	606.50	T2	2.00	2.61	0.77	1.42	0.42
WB030D0	579.00	581.00	T1	2.00	3.46	0.81	1.02	1.63
WB030D0	582.00	585.25	T2	3.25	3.66	1.38	1.59	0.69

WB028D0	750.50	755.00	FH	4.50	4.73	0.16	1.43	3.14
WB028D0	762.00	764.50	FP	2.50	1.02	0.30	0.68	0.04

QAQC and Data Verification

R. Michael Jones, P.Eng is the non-independent QP for the disclosure drill results presented here. He has relevant experience in precious metals production and development and particularly in the WBJV Project 1 Platinum mine where Platinum Group is constructing a new platinum mine in South Africa. He has verified the disclosure here in by visiting the core at Waterberg and checking the intercept calculations completed by qualified geologists employed by Platinum Group Metals RSA Pty Ltd in South Africa.

Quality control and assurance was completed in the normal process for Platinum Group Metals RSA Pty Ltd. Standards, duplicates and blanks were inserted regularly in every assay batch. These assay results were checked and any results outside of two standard deviations were re-assayed. Strict control and documentation on the core from the drill rig to the site and the assay samples to the lab were maintained at all times under a chain of custody sign off system. The platinum group elements were assayed by fire assay using lead collection with ICP finish at Setpoint Laboratories, Johannesburg, a SANAS accredited laboratory.

Inferred mineral resource estimates, under the CIM guidelines, do not have demonstrated economic viability and may never achieve the confidence to be mineral reserve estimates or to be mined. An inferred resource has reasonably assumed continuity based on limited sampling but the geological and grade continuity has not been verified. The property is held under a Prospecting Right with the exclusive right to convert that right to a Mining Right. There can be no assurance that a Mining Right will be granted with-out extensive further work and an Application to the Department of Mineral Resources of South Africa.

Initial Resource Announced September 5, 2012

Layer	Tonnage	Thickness	Pt	Pd	Au	2PGE+Au	Pt:Pd:Au	2PGE+Au	Cu	Ni
	(Mt)	(m)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(Koz)	(%)	(%)
T1	10.49	2.85	0.77	1.27	0.51	2.55	30:50:20	863	0.17	0.10
T2	16.25	3.46	1.10	1.82	0.92	3.84	29:47:24	2 001	0.18	0.09
Total T-layer	26.74	3.19				3.33		2 864
FH	18.10	4.63	0.80	1.48	0.09	2.37	34:62:4	1 379	0.03	0.12
FP	23.20	5.91	1.01	2.00	0.13	3.14	32:64:4	2 345	0.04	0.11
Total F-layer	41.30	5.27				2.80		3 721
Total Project	68.04							6 586

PLATINUM GROUP METALS LTD.	…3

Ken Lomberg QP, See News Release Sept 5, 2012 including QAQC and Data verification for the resources.

About Platinum Group Metals Ltd.

Platinum Group has an experienced mine building and operating team based in Vancouver, Canada and Johannesburg, South Africa. The Platinum Group management team has a track record of discovery of precious metals mines over the past 20 years. The Company also has an impressive thick, near surface discovery at Waterberg in Joint Venture with JOGMEC the Japanese State Company. An initial resource was recently announced for Waterberg and drilling continues with 10 machines.

Platinum Group is listed as PLG on the NYSE MKT and PTM on the TSX in Toronto.

On behalf of the Board of
Platinum Group Metals Ltd.
“R. Michael Jones”

For further information contact:
                   R. Michael Jones, President
                   or Kris Begic, VP, Corporate Development
                   Platinum Group Metals Ltd., Vancouver
                   Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Mineral Resource

While the terms “mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission (“SEC”). “Inferred mineral resources” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

PLATINUM GROUP METALS LTD.	…4

This press release contains forward-looking statements within the meaning of U.S. securities laws and forward-looking information within the meaning of Canadian securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding mineral resource estimates, the potential to increase the Company’s interest in certain of its projects, further exploration on the Company’s properties and the geological potential in South Africa. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.